EXHIBIT 2.4

THIS DEED OF INDEMNITY is made the              day of                      2004

BETWEEN

(1)	ARM HOLDINGS PLC, a public limited company registered in England and Wales with company number 02548782 whose registered office is at 110 Fulbourn Road, Cambridge, Cambridgeshire CB1 9NJ (the Indemnifying Company);

and

(2)	of (the Indemnified Person).

WHEREAS

(A) The Indemnified Person is a director of Artisan Components, Inc. (Artisan) and has agreed to become a director and employee of the Indemnifying Company, subject to the satisfaction (or, to the extent permitted hereunder, waiver) of conditions in the Agreement and Plan of Merger between Artisan and the Indemnifying Company as of the date hereof (the Merger Agreement).

(B) The Indemnifying Company has agreed to indemnify the Indemnified Person on the terms and conditions hereinafter set out.

(C) The Indemnifying Company has further agreed to maintain appropriate insurance for the benefit of the Indemnified Person on the terms and conditions hereinafter set out.

NOW THIS DEED WITNESSETH as follows:

1.	INTERPRETATION

1.1 In this Deed (including the recitals) the following expressions shall have the following meanings, unless the context otherwise requires:

Companies Act means the Companies Act 1985 but shall include any statutory or legislative modification or re-enactment thereof, or any substitution therefor; and

Statutes means the Companies Act, the Uncertificated Securities Regulations 2001, and every other statute for the time being in force concerning companies and affecting the Indemnifying Company.

2.	INDEMNIFICATION

2.1 Subject to the provisions of and so far as may be consistent with the Statutes, the Indemnifying Company hereby agrees (without prejudice to any other indemnity to which the Indemnified Person may otherwise be entitled) that the Indemnified Person shall be indemnified out of the assets of the Indemnifying Company against, and/or exempted by the Indemnifying Company from, all costs, charges, losses, expenses and liabilities incurred by the Indemnified Person whether as a consequence of his agreement to become a director of the Indemnifying Company (including, without limitation, pursuant to his accepting responsibility for any listing particulars published by the Indemnifying Company) or in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred by the Indemnified Person in defending any proceedings, whether civil or criminal, in relation to the forgoing in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which the Indemnified Person is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to the Indemnified Person by the courts.

2.2 The Indemnified Person shall continue to be indemnified under the terms of the indemnities in this Deed:

(a)	if such person is appointed as a director of the Indemnifying Company, for a period of six years after the date of such appointment (notwithstanding that he may have ceased to be a director of the Indemnifying Company); or

(b)	if such person is not appointed as a director of the Indemnifying Company, for a period of six years after either the date on which the Merger Agreement was terminated or on which the condition relating to such appointment in the Merger Agreement was waived.

3.	AGREEMENT AS TO INSURANCE

The Indemnifying Company will maintain appropriate insurance consistent with that, and so long as such cover is, maintained for the directors of the Indemnifying Company (including ensuring that premiums are properly paid) for the benefit of the Indemnified Person:

(a)	during the period from the date of this deed to the date on which the Indemnified Person is appointed as a director of the Indemnifying Company; and

(b)	if such person is appointed as a director of the Indemnifying Company, during his directorship in accordance with the articles of association of the Indemnifying Company; or

(c)	if such person is not appointed as a director of the Indemnifying Company, for a period of six years after either the date on which the Merger Agreement was terminated or on which the condition relating to such appointment in the Merger Agreement was waived, in each case in respect of any liability incurred by the Indemnified Person in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers as a consequence of the agreement by the Indemnified Person to become a director of the Indemnifying Company (including, without limitation, pursuant to his accepting responsibility for any listing particulars published by the Indemnifying Company) or while the Indemnified Person is or was a director of the Indemnifying Company.

4.	LISTING PARTICULARS

The Indemnifying Company shall take all reasonable steps to ensure that:

(a) the Indemnified Person will be an addressee of all comfort letters and reports prepared in contemplation of any listing particulars published or to be published by the Indemnifying Company which would ordinarily be addressed to persons including directors of the Indemnifying Company; and

(b)	the Indemnified Person will be provided with the opportunity to participate in the preparation of any listing particulars to be published by the Indemnifying Company to the same extent as the directors of the Indemnifying Company.

5.	GOVERNING LAW AND JURISDICTION

5.1 This Deed shall be governed by, and interpreted in accordance with, English law.

5.2 Both parties agree that the Courts of England are to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by this Deed or otherwise arising in connection with this Deed.

IN WITNESS WHEREOF this Deed has been executed by the parties hereof the day and year first above written.

EXECUTED and DELIVERED	)
as a DEED by ARM HOLDINGS PLC	)
acting by two directors/	)
a director and the secretary:	)

Director:

Director/Secretary:

SIGNED as a DEED and	)
DELIVERED by	)
in the presence of:	)

                    Witness            -                          Signature:

                                                                         Name:

                                                                         Address: